SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 December, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Company Secretary Change dated 04 December 2018

Exhibit 1.1

press release

4 December 2018

BP company secretary change

The BP plc Board announces that Ben Mathews is to be BP's new company secretary. David Jackson, the current company secretary, will retire at the end of 2018.

Mr Mathews will take up his post in the Spring. For the interim and with effect from 1 January 2019, Jens Bertelsen, currently deputy secretary, will serve as company secretary. The Board expects to formally appoint Mr Mathews ahead of the company's AGM in May.

Mr Mathews is currently the Group Company Secretary of HSBC Holdings plc, a post that he has held for nearly six years.  He was previously the Group Company Secretary of Rio Tinto and, prior to that, of BG Group plc.

Helge Lund, who will chair the BP Board from 1 Jan 2019, said:

"Ben has a strong track record as a company secretary, shares our values and is a great advocate of corporate governance. He has extensive experience in our industry and in global business, having worked with Rio Tinto and BG. I and all the Board look forward to working with him.

"We would all like to thank David Jackson for his many services to the BP Board since his appointment in 2003."

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 December 2018
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary